Exhibit 99.2
To Our Shareholders
The year 2008 started with much promise, but that promise was short-lived. The unprecedented developments in the financial markets and the subsequent impact on the global macro economy and the semiconductor industry resulted in a severe drop-off in demand by the last quarter of the year.
For the year, Chartered achieved overall revenue growth of 23 percent, mainly driven by the ramp of our leading-edge 65-nanometer (nm) technology and additional revenues from Fab 3E, which we acquired in March 2008. Excluding Fab 3E, our revenues grew 13 percent, still out-pacing semiconductor and foundry industry growth. However, intense industry competition, cost pressures resulting from many factors including high energy costs, as well as a sub-optimal mix of our 12-inch output, put pressure on our profitability resulting in a net loss of $93 million for the year.
Despite the challenges, we achieved several milestones during the year, which included:
•	More than doubling revenues from leading-edge 65nm technology, compared to 2007;

•	Increasing revenues from mature, “value-added” technologies by more than 30 percent compared to the previous year; and

•	Extending our joint-development efforts to include 22nm technology.
Financial Highlights

(in millions of US Dollars, unless otherwise stated)	2006	2007	2008
Net Revenue	1,415	1,355	1,661
Gross Profit	344	260	214
Research and Development	153	160	178
Income (Loss) before Income Taxes	91	10	(97)
Net Income (Loss)	67	102	(93)
Diluted Net Earnings (Loss) per ADS (US Dollars)	0.23	0.35	(0.40)
Diluted Net Earnings (Loss) per share (US Dollars)	0.02	0.04	(0.04)

Cash and Cash Equivalents (a)	719	743	525
Total Debt and Capital Lease Obligations (a)	1,409	1,849	1,840

Shipments (thousands of eight-inch equivalent wafers) (b)	1,365	1,549	1,928
Capacity (thousands of eight-inch equivalent wafers) (b)	1,784	1,960	2,443
Utilization (b)	77%	79%	79%

(a)	Cash and Cash Equivalents and Total Debt and Capital Lease Obligations are as of 31 Dec of the year.

(b)	Data includes Chartered’s share of Silicon Manufacturing Partners.

As we move into 2009, like most businesses, we are facing a global economic contraction and clouded visibility of our end markets. In order to manage the current challenges and align our operations to the market conditions, we have identified three near-term priorities for the Company to focus on: lowering our breakeven utilization, positioning for the early phase of demand recovery, and preserving our cash and liquidity position.
To achieve our breakeven utilization target, we will be optimizing our product mix, improving productivity and reducing our cost base. As part of our cost-reduction efforts, we have implemented several initiatives including a temporary salary reduction for our employees, elimination of overtime, and more recently, re-sizing our workforce in line with current industry outlook and utilization levels. In addition to these payroll-related initiatives, we have also redeployed resources to lower costs in manufacturing and procurement areas.
While we are working on these initiatives, it is also important that we do not lose sight of the longer-term opportunities and remain focused on positioning Chartered to take advantage of the industry recovery at the earliest stage possible. We are on track for all of our 65nm and 45nm programs. We expect the ramp to happen as we progress through the year, although at a slower pace than we had previously expected due to the prevailing conditions. On the mature technologies, we plan to further leverage the gains from the value-added solutions. To support these programs, we have planned for capital expenditures of approximately $375 million. This is a 35 percent reduction compared to the amount spent in 2008 and will help us to preserve our cash and liquidity position in the current year.
We are committed to further enhancing our competitiveness and more importantly, our financial performance. We would like to thank our shareholders, customers, partners and employees for their patience and continued support.
Chia Song Hwee
President & CEO

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, include without limitation, statements relating to Chartered’s plans to lower its breakeven utilization, to position itself for the early phase of demand recovery, to preserve its cash and liquidity position, and to leverage the gains from the value-added solutions for its mature technologies; Chartered’s expectations on the industry recovery and its planned capital expenditures for 2009. These statements reflect Chartered’s current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are decreased consumer confidence, credit crisis, financial market turmoil and the deteriorating global economy; changes in the demands from Chartered’s customers; demand and supply outlook in the semiconductor market; competition from existing foundries and new foundry companies resulting in pricing pressures; excess inventory, life cycle, market outlook and trends for specific products; products mix; unforeseen delays, interruptions, performance level of Chartered’s fabrication facilities; Chartered’s progress on leading-edge products; changes in capacity plans, allocation and process technology mix; unavailability of materials, equipment, manpower and expertise; the successful implementation of Chartered’s partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and Chartered’s expectation that IDMs will utilize foundry capacity more extensively. Although Chartered believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, Chartered can give no assurance that its expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in Chartered’s 2008 annual report on Form 20-F filed with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. Chartered undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.